UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

LiveVox Holdings, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

53838L 100

(CUSIP number)

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

Attn: Monica J. Shilling, P.C.

H. Thomas Felix

(Name, address and telephone number of person authorized to receive notices and communications)

June 18, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53838L 100

1.	Name of reporting person Golden Gate Private Equity, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 71,637,092 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 71,637,092 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 71,637,092 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 75.7% (See Item 5)
14.	Type of reporting person CO/IA

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Class A common stock, $0.0001 par value per share (“Common Stock”), of LiveVox Holdings, Inc. (“LiveVox” or the “Issuer”). The principal executive offices of the Issuer are located at 655 Montgomery Street, Suite 1000, San Francisco, California, 94111.

Item 2.	Identity and Background.

(a) This Statement is filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Golden Gate Private Equity, Inc. (the “Reporting Person”). The Reporting Person has sole voting and dispositive power with respect to the reported securities which are directly held by LiveVox TopCo LLC (“LiveVox TopCo”) on behalf of a private investor group that includes Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Executive Co-Invest, L.P., GGCOF Third-Party Co-Invest, L.P., and GGCOF IRA Co-Invest, L.P. (collectively, the “Funds”), each of which are managed by the Reporting Person.

On June 18, 2021 (the “Closing Date”), LiveVox (formerly known as Crescent Acquisition Corp), a Delaware corporation (the “Company”), consummated the previously announced business combination pursuant to an Agreement and Plan of Merger, dated January 13, 2021 (the “Merger Agreement”), by and among the Company, Function Acquisition I Corp, a Delaware corporation and direct, wholly owned subsidiary of the Company (“First Merger Sub”), Function Acquisition II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Second Merger Sub”), LiveVox Holdings, Inc., a Delaware corporation (“Old LiveVox”), and GGC Services Holdco, Inc., a Delaware corporation, solely in its capacity as the representative, agent and attorney-in-fact (in such capacity, the “Stockholder Representative”) of LiveVox TopCo (the sole stockholder of Old LiveVox prior to the Business Combination), which provided for, among other things, (a) the merger of First Merger Sub with and into Old LiveVox, with Old LiveVox continuing as the surviving corporation (the “First Merger”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Old LiveVox with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the Business Combination, (a) the Company changed its name to “LiveVox Holdings, Inc.” and (b) Second Merger Sub, as the surviving entity of the Second Merger, changed its name to “LiveVox Intermediate LLC” (“LiveVox Intermediate”). As a result of the Business Combination, the Company directly owns all of the equity interests of LiveVox Intermediate and indirectly owns the equity interests of its subsidiaries (LiveVox Intermediate together with its subsidiaries, “LiveVox”).

Additionally, to further enhance liquidity by increasing cash available to the combined company following the closing of the Business Combination, the parties to the Merger Agreement also agreed that any merger consideration that would otherwise be payable in cash pursuant to the terms of the Merger Agreement would instead be payable in stock. As a result, the consideration paid to LiveVox TopCo consisted of 66,637,092 newly issued shares of Common Stock plus 5,000,000 newly issued shares of Common Stock (the “Earn-Out Shares”) which were placed in an escrow account to be released only if the price of Common Stock trading on The Nasdaq Stock Market LLC (“Nasdaq”) exceeds certain thresholds during the seven-year period following the closing of the Business Combination pursuant to the terms of the Merger Agreement. As manager of LiveVox TopCo, the Reporting Person will have the right to vote the Earn-Out Shares during the time that they are held in the escrow account. As such, giving effect to the Business Combination and related transactions, the Reporting Person will have beneficial ownership of 71,637,092 shares of Common Stock.

A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated July 18, 2021 and is incorporated by reference herein. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

(b) The principal business address for the Reporting Person is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

(c) The principal business of LiveVox TopCo is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Reporting Person is to act as the investment manager of various investment funds and accounts, including the Funds and LiveVox TopCo, with such investment and voting discretion exercised by an investment committee comprised of the managing directors of the Reporting Person (the “Committee”), led by David C. Dominik, the Chief Investment Officer.

(d) During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the persons or entities affiliated with the reporting person, including the individual members of the Committee, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the persons or entities affiliated with the reporting person, including the individual members of the Committee, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation and LiveVox TopCo is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds of LiveVox TopCo is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Person or the Funds.

Item 4.	Purpose of Transaction.

The Reporting Person, on behalf of LiveVox TopCo and the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

The Business Combination

On the Closing Date, the Business Combination was consummated. The description of the Merger Agreement and the Business Combination from Item 2 is hereby incorporated by reference into this Item 4.

Registration Rights Agreement

On the Closing Date, the Company entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with CFI Sponsor LLC (the “SPAC Sponsor”), LiveVox TopCo and certain other stockholders of the Company. The Registration Rights Agreement provides that the Company shall, within 30 days after the closing of the Business Combination (the “Filing Deadline”), file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement registering the resale of the shares of all securities registrable pursuant to the Registration Rights Agreement held by the signatories thereto (other than the Company) from time to time, and will use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the Filing Deadline. In this regard, LiveVox TopCo is entitled to demand that the Company register shares of Common Stock held by the LiveVox TopCo and will have certain “piggy-back” registration rights.

Pursuant to the terms of the Registration Rights Agreement, the LiveVox Stockholder has agreed not to transfer, assign or sell any Common Stock, except as to certain permitted transferees, until the earlier of (A) 180 days following the Closing Date and (B) subsequent to the Closing Date, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 24, 2021 and is incorporated herein by reference.

Stockholders Agreement

On the Closing Date, the Company, the SPAC Sponsor and the Funds entered into a Stockholders Agreement (the “Stockholders Agreement”), which provides for, among other things, board composition rights, and contains such other customary terms and conditions as agreed among the parties.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 24, 2021 and is incorporated herein by reference.

The Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on June 18, 2021, pursuant to the Merger Agreement, and intends to beneficially own such shares for investment purposes on behalf of LiveVox TopCo and each of the Funds. Except as disclosed in this Item 4, none of the Reporting Person, LiveVox TopCo or any of the Funds nor, to the best of any of the foregoing’s knowledge, any director, executive officer or controlling person of any of the foregoing has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Person intends to continuously review the investment in the Issuer reported herein, and may in the future determine (i) to acquire additional securities of the Issuer on behalf of LiveVox TopCo, the Funds or other accounts or funds managed by the Reporting Person, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer beneficially owned by it on behalf of LiveVox TopCo and the Funds or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person, LiveVox TopCo or the Funds; developments with respect to the business of the Reporting Person, LiveVox TopCo or the Funds; changes in law and government regulations; general economic conditions; and money and stock market.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Reporting Person has sole beneficial ownership of 71,637,092 shares of the Common Stock, representing approximately 75.7% of the Issuer’s Common Stock outstanding based on 94,628,387 shares of Common Stock outstanding as of June 18, 2021, after giving effect to the consummation of the Business Combination. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person, LiveVox TopCo or the Funds that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c).

(d) No person other than the Reporting Person is known to have the right on behalf of TopCo LLC or the Funds, to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6. Except for the arrangements described in this Statement, as of June 28, 2021, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person, LiveVox TopCo or the Funds and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by LiveVox Holdings on June 24, 2021).

Exhibit 2 Stockholders Agreement, dated June 18, 2021, by and among LiveVox Holdings, Inc., CFI Sponsor LLC and GGC_(incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by LiveVox Holdings, Inc. on June 24, 2021).

Exhibit 3 Amended and Restated Registration Rights Agreement, dated June 18, 2021, by and among LiveVox Holdings, Inc., Crescent Acquisition Corp, the Director Holders and the SPAC Sponsor. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by LiveVox Holdings, Inc. on June 24, 2021).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 28, 2021

Golden Gate Private Equity Inc.

By:	/s/ Stephen D. Oetgen
Stephen D. Oetgen
Managing Director